Date: June 24, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F street, N.E.

Washington D.C., 20549-7010

Att: Chambre Malone or Dieter King

Dear Ms. Malone or Mr. King:

Please see our responses to your letter dated June 10, 20110 as follow:

Re: Great Wall Builders Ltd.,

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed September 24, 2010

form 10-Q for the Period ended September 30, 2010

File No. 333-153182

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Form 10-Q/A for fiscal Quarters Ended September 30, 2010, December 31, 2010 and March 31, 2011

Exhibit 32

1. We note your amended filings in response to the comments in our letter dated May 11, 2011. In each of the above-listed amended filings, you have continued to fail to provided an Item 6019b)(31) certification for your Chief Executive Officer. Please file full amendments to all of the filings listed above to provide the full report, signature page and separate certifications for both your principal executive officer and principal financial officer. As it appears that at your company the same person holds both positions, you may file one certification that lists the two title (i.e. chief executive officer and chief financial officer) under the signer's signature. Please see our Question 161.03 of our Compliance and

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Disclosure Interpretations for Exchange Act Rules, which is available on our website.

Response: We have made revisions for 601(b)(31) certifications for all affected periods.

2. In future filings, please file the certification in exactly the form provided in Item 601(b)(31) of Regulation s-K. In this regard, please omit the title of the certifying individual in paragraph 1. The only changes you should make to the form are to add the name of the certifying individual in the first line and to specify the report and add the name of the registrant in paragraph1. Please also file the exhibit as Exhibit 31 rather than as Exhibit 32.

Response: We have made revisions for 601(b)(31) certifications for all affected periods.

3. We note that you have omitted the text regarding your internal control over financial reporting in the introductory language of paragraph 4. In the introductory language of paragraph 4, please include references to Exchange Act Rules 13a-15(e) and 15d-15(e) with respect to disclosure controls and procedures and Exchange Act Rules 13a-15(f) and 15d-159f) with respect to internal control over financial reporting.

Response: We have made revisions for 601(b)(31) certifications for all affected periods.

Exhibit 31

4. With respect to the Forms 10-Q/A for the quarters December 31, 2010 and March 31, 2011, we note that the certification reflects a date of "May 2011". In future filings, please provide properly dated certifications. Please also file this certification as Exhibit 32 rather than as Exhibit 31.

Response: We have made revisions for 601(b)(31) certifications for all affected periods.

If you still have additional comments, please fax your latest comments to our fax #(281)-575-6983.

/s/ Tian Jia

Chief Executive Officer &

Chief Financial Officer

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